UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2017

ESTRE AMBIENTAL, INC.

1830, Presidente Juscelino Kubitschek Avenue, Tower I, 3rd Floor

Itaim Bibi

São Paulo

04543-900 - SP

Brazil
+55 11 3709 2300

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Consummation of Business Combination

On December 21, 2017, the business combination of Estre USA Inc., formerly known as Boulevard Acquisition Corp. II (“Estre USA”) and Estre Ambiental S.A. (“Estre”) was completed pursuant to the terms of the Amended and Restated Business Combination Agreement, dated as of September 11, 2017, as amended on December 7, 2017 and December 13, 2017, (the “Transaction Agreement”), by and among the Estre USA, Estre, Estre Ambiental, Inc., formerly known as Boulevard Acquisition Corp II Cayman Holding Company (“ESTR”), and BII Merger Sub Corp. (“Merger Sub”) which, among other things, provided for the merger of Merger Sub with and into Boulevard (the “Merger” and, together with the other transactions described therein, the “Transaction”). In connection with the consummation of the Transaction, Estre USA became a partially-owned subsidiary of ESTR and its name was changed to Estre USA Inc.

Prior to the consummation of the Transaction, Estre and ESTR completed a pre-closing restructuring pursuant to which, immediately prior to effecting the Merger, the holders of the share capital of Estre other than Angra Infra Multiestratégia Fundo de Investimento em Participações converted their shares of Estre into 28,984,886 ordinary shares of a par value of US$0.0001 of ESTR (“Ordinary Shares”) (when taken together with the 1,983,000 Ordinary Shares issued to Estre Ambiental Employee SPV, Inc. immediately prior to the closing of the Transaction), and Estre, as a result, became a partially-owned indirect subsidiary of ESTR. As a result of and upon consummation of the Merger, Boulevard became a partially-owned subsidiary of ESTR and former public security holders of Boulevard became security holders of ESTR.

Pursuant to the terms of the Transaction Agreement, at the effective time of the Merger: (i) the holders of shares of Boulevard’s Class A common stock (the “Class A Common Stock”) issued and outstanding immediately prior to the effective time of the Merger (other than any redeemed shares) received one Ordinary Share in exchange for each share of the Class A Common Stock held by them; (ii) the holders of shares of Estre USA’s Class B common stock, par value $0.0001 per share (the “Boulevard Class B Common Stock” or “Founder Shares”) issued and outstanding immediately prior to the effective time of the Merger retained such shares in Boulevard, and also received one ESTR Class B share, par value $0.0001 per share (the “ESTR Class B Share”) for each share of Boulevard Class B Common Stock held by them, which provide for voting rights only and no economic rights; and (iii) the former equity holders of Estre received an aggregate of 28,984,886 Ordinary Shares (when taken together with the 1,983,000 Ordinary Shares issued to Estre Ambiental Employee SPV, Inc. immediately prior to the closing of the Transaction). As a result of the Transaction, Estre became a partially-owned indirect subsidiary of ESTR. In addition, commencing 12 months following the consummation of the Transaction, the holders of shares of Boulevard Class B Common Stock will be entitled to exchange their shares of Boulevard Class B Common Stock for Ordinary Shares (on a share-for-share basis) and, upon such exchange, an equal number of ESTR Class B Shares held by the exchanging shareholder will be automatically surrendered to ESTR for no consideration. As a result of the Transaction, each Estre USA’s outstanding warrants ceased to represent a right to acquire shares of Class A Common Stock and instead represent the right to acquire the same number of Ordinary Shares, at the same exercise price and on the same terms as in effect immediately prior to the closing of the Transaction.

The foregoing description of the Merger and the Transaction Agreement is qualified in its entirety by reference to the Transaction Agreement, which is filed as Exhibits 1 to 4 to this Form 6-K and is incorporated by reference herein.

Transaction Agreements

In connection with the consummation of the Transaction, the following agreements were entered into among the various parties to the Transaction:

Description of Forfeiture and Waiver Agreement

In connection with the Transaction, Estre USA entered into the Forfeiture and Waiver Agreement, dated August 15, 2017, with Estre and Boulevard Acquisition Sponsor II, LLC (the “Sponsor”), which was amended on December 7, 2017 (as amended, the “Forfeiture and Waiver Agreement”). Pursuant to the Forfeiture and Waiver Agreement, the Sponsor agreed to cause the forfeiture and surrender to Estre USA, for no consideration, of 3,700,000 shares of Boulevard Class B Common Stock. Pursuant to the Forfeiture and Waiver Agreement, such shares of Boulevard Class B Common Stock were forfeited upon consummation of the Transaction.

The foregoing is a summary of the material terms of the Forfeiture and Waiver Agreement, and is qualified in its entirety by reference to the full text of the Forfeiture and Waiver Agreement, a copy of which is attached as Exhibit 5 to this Form 6-K and incorporated herein by reference.

Description of Exchange and Support Agreement

Upon the closing of the Transaction, ESTR, Estre USA and the holders of Founder Shares (the “Initial Stockholders”), which Founder Shares (other than those forfeited pursuant to the Forfeiture and Waiver Agreement) remained outstanding following consummation of the Merger, entered into the Exchange and Support Agreement, dated as of December 21, 2017 (the “Exchange and Support Agreement”). Pursuant to the terms of the Exchange and Support Agreement, the Initial Stockholders will have the right to, from time to time, commencing on the first anniversary of the closing of the Transaction, exchange any or all of their Founder Shares for the same amount of ordinary shares, par value $0.0001 per share, of ESTR (the “Ordinary Shares”). Upon such exchange, an equal number of ESTR Class B Shares, which were received by the Initial Stockholders in the Merger, held by the exchanging shareholder shall be automatically surrendered to ESTR for no consideration and, accordingly, the exchanging shareholder shall cease to be a holder of such ESTR Class B Shares. The right to make such exchange will expire on the seventh anniversary of the date of the Exchange and Support Agreement.

The foregoing is a summary of the material terms of the Exchange and Support Agreement, and is qualified in its entirety by reference to the full text of the Exchange and Support Agreement, a copy of which is attached as Exhibit 6 to this Form 6-K and incorporated herein by reference.

Description of Registration Rights and Lock-Up Agreement

Upon the closing of the Transaction, ESTR, certain persons and entities which hold the Ordinary Shares and the Sponsor holding certain of the warrants, issued by Estre USA, to acquire shares of Class A Common Stock that were outstanding immediately prior to the closing of the Transaction, as converted in the Merger such that they represent the right to acquire the same number of Ordinary Shares, at the same exercise price and on the same terms as in effect immediately prior to the closing of the Transaction (the “Converted Warrants”) (collectively, the “Investors”) entered into the Registration Rights and Lock-Up Agreement, dated as of December 21, 2017 (the “Registration Rights and Lock-Up Agreement”). Pursuant to the terms of the Registration Rights and Lock-Up Agreement, ESTR is obligated to file, after it becomes eligible to use Form F-3 or its successor form, a shelf registration statement to register the resale by the Investors of the Ordinary Shares issuable in connection with the Transaction. The

Registration Rights and Lock-Up Agreement also provides the Investors with demand, “piggy-back” and Form F-3 registration rights, subject to certain minimum requirements and customary conditions. The Registration Rights and Lock-Up Agreement also provides that certain Investors are restricted from selling their Ordinary Shares for a period of one year following the closing of the Transaction, subject to certain exceptions.

The foregoing is a summary of the material terms of the Registration Rights and Lock-Up Agreement, and is qualified in its entirety by reference to the full text of the Registration Rights and Lock-Up Agreement, a copy of which is attached as Exhibit 7 to this Form 6-K and incorporated herein by reference.

Description of Warrant Amendment

Pursuant to the Transaction Agreement, Estre USA, ESTR and the Continental Stock Transfer & Trust Company (“Continental”) entered into the Assignment, Assumption and Amendment Agreement, dated as of December 21, 2017 (the “Warrant Amendment”) pursuant to which Estre USA assigned to ESTR, and ESTR assumed, all of Estre USA’s right, title and interest in and to the Warrant Agreement, dated as of September 21, 2015, by and between Estre USA and Continental, and the parties thereto agreed to certain amendments to reflect the fact that the Converted Warrants are, as a result of the Merger, exercisable for Ordinary Shares.

The foregoing is a summary of the material terms of the Warrant Amendment, and is qualified in its entirety by reference to the full text of the Warrant Amendment, a copy of which is attached as Exhibit 8 to this Form 6-K and incorporated herein by reference.

Authorized and Issued Share Capital

Immediately following the consummation of the Transaction, the authorized share capital of ESTR was US$30,000 divided into 290,750,000 Ordinary Shares and 9,250,000 ESTR Class B Share.

Immediately following the consummation of the Transaction, the issued share capital of ESTR consisted of 45,636,732 Ordinary Shares and 5,550,000 ESTR Class B Shares.

The Ordinary Shares and warrants commenced trading on The NASDAQ Stock Market LLC under the ticker symbol “ESTR” and “ESTRW,” respectively on December 22, 2017.

Directors and Executive Officers

With effect from the consummation of the Transaction, the directors of ESTR are Sergio Pedreiro, Andreas Yutaka Gruson, Stephen Trevor, Ricardo Pelucio, Robert Boucher, Jr., Richard Burke, John J. Morris, Jr., Dr. Klaus Pohle and Fabio Pinheiro.

With effect from the consummation of the Transaction, the executive officers of ESTR are Sergio Pedreio (Chief Executive Officer), Fabio D’Avila Carvalho (Chief Financial Officer), Andre Luis Lima Meira (Chief Operating Officer of the Collection Business Unit), Alexandre Ferreira Bueno (Chief Operating Officer of the Landfill Business Unit), Thiago Fernandes (Chief Operating Officer of the C&I Business Unit), Julio Cesar de Sa Volotao (General Counsel and Head of Human Resources) and Marcello D’Angelo (Vice President of Communications).

Principal Stockholders

The following table sets forth the beneficial ownership of:

•                  each person who, to the knowledge of ESTR is the beneficial owner of more than 5% of the outstanding share capital of ETR;

•                  each of the current directors and executive officers of ESTR; and

•                  all of the current directors and executive officers of ESTR as a group.

Beneficial ownership has been determined as of December 21, 2017. Except as otherwise indicated, each person or entity named in the table is expected to have sole voting and investment power with respect to all shares attributable to such person. Beneficial ownership for the purposes of this table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares issuable pursuant to options and/or warrants held by that person that are currently exercisable or that are exercisable within 60 days have been included. These shares, however, were not deemed outstanding for the purpose of computing the percentage ownership of any other person. The beneficial ownership information set forth in the table below is based upon information provided to ESTR on or prior to the date hereof.

Beneficial Owner	Number of Ordinary Shares and ESTR Class B Shares Beneficially Owned(1)	Percentage of Outstanding Shares and ESTR Class B Shares Beneficially Owned(1)
5% Stockholders
BTG Pactual G7 Holding S.A.(2)	20,259,638	39.6%
Avenue Boulevard Co-Investment Vehicle, LLC (3)(4)	14,188,600	25.8%
Boulevard Acquisition Sponsor II, LLC (4)(5)	10,878,623	19.1%
Cygnus Asset Holding Ltd.(6)	2,709,756	5.3%

Directors and Executive Officers(7)
Directors
Sergio Pedreiro	—	—
Andreas Yutaka Gruson(8)	*	*
Stephen Trevor	—	—
Ricardo Pelucio	—	—
Robert Boucher, Jr.	—	—
Richard Burke	—	—
John J. Morris, Jr.	—	—
Dr. Klaus Pohle	—	—
Fabio Pinheiro	—	—

Executive Officers
Sergio Pedreiro	—	—
Fabio D’Avila Carvalho	—	—
Andre Luis Lima Meira	—	—

Alexandre Ferreira Bueno	—	—
Thiago Fernandes	—	—
Julio Cesar de Sa Volotao	—	—
Marcello D’Angelo	—	—

All of the directors and executive officers	*	*
Other
Estre Ambiental Employee SPV, Inc. (9)	1,983,000	3.9%

*                 Less than one percent.

(1)         Unless otherwise indicated in a footnote below, the beneficial ownership set forth in this table represents beneficial ownership of Ordinary Shares and not ESTR Class B Shares.

(2)         BTG Pactual Principal Investments Fundo de Investimento em Participações Multiestratégia (“BTG Pactual FIP”) owns 9,097,026 Ordinary Shares of Estre Ambiental, Inc., a Cayman Islands exempted company limited by shares (“Ordinary Shares”). BTG Pactual FIP is managed by BTG Pactual Gestora de Recursos Ltda. (the “BTG Manager”). BTG Manager is a direct or indirect wholly-owned subsidiary of Banco BTG Pactual S.A. Fundo de Investimento em Participações Turquesa —Multiestratégia Investimento no Exterior (“FIP Turquesa”) owns 1,089,453 Ordinary Shares. FIP Turquesa is managed by BTG Manager. Iron Fundo de Investimento em Participações — Multiestratégia Investimento no Exterior (“FIP Iron”) owns 197,441 Ordinary Shares. FIP Iron is managed by BTG Manager. Banco BTG Pactual S.A. owns 9,875,718 Ordinary Shares. Banco BTG Pactual S.A. is directly controlled by BTG Pactual Holding S.A. (“Holding”) which in turn is directly controlled by G7. As a consequence, G7 is the indirect controller of Banco BTG Pactual S.A. Accordingly, the foregoing entities may be deemed to share voting and dispositive power over 20,259,638 Ordinary Shares. The principal business address of each of the foregoing entities except Holding is Praia de Botafogo, 501, 5th Floor, 22250-040, City and State of Rio de Janeiro, Brazil. The principal business address of Holding is Av. Brigadeiro Faria Lima, 3477, 14th Floor, Itaim Bibi, City and State of São Paulo, 04538-133, Brazil.

(3)         Represents (i) 10,440,000 Ordinary Shares and (ii) Converted Warrants to purchase 3,748,600 Ordinary Shares held by Avenue Boulevard Co-Investment Vehicle, LLC (“Avenue Boulevard Co-Investment”). Avenue Boulevard Co-Investment is a Cayman Islands limited liability company for which Avenue Capital Management II, L.P. acts as the administrative manager.  Avenue Boulevard Co-Investment serves as an investment vehicle for certain advisory clients of EnTrustPermal Partners Offshore LP (“EPOLP”) and its affiliated advisory entities. EPOLP is a Delaware limited partnership with offices at 375 Park Avenue, New York, New York 10152 and may be deemed to have voting and dispositive power over the Ordinary Shares and Converted Warrants held by Avenue Boulevard Co-Investment. EPOLP and its affiliated advisory entities are members of the EnTrustPermal group of companies, which itself is ultimately owned 65% by Legg Mason Inc. and 35% by Gregg S. Hymowitz and entities controlled by him. The business address of Avenue Boulevard Co-Investment is 399 Park Avenue, 6th Floor, New York, NY 10022.

(4)         The Converted Warrants may be exercisable within 60 days of December 21, 2017 upon the occurrence of certain circumstances and are subject to the terms of the Converted Warrants.

(5)         Represents (i) 5,027,258 ESTR Class B Shares and (ii) Converted Warrants to purchase 5,851,365 Ordinary Shares held by Boulevard Acquisition Sponsor II, LLC (“Boulevard Sponsor”). The managers of Boulevard Sponsor are Marc Lasry, Sonia E. Gardner and Stephen S. Trevor, who exercise voting and dispositive control over the ESTR Class B Shares and Converted Warrants held by Boulevard Sponsor in their capacities as managers of Boulevard Sponsor. Accordingly, they may be deemed to share beneficial ownership of such shares and warrants. Mr. Lasry, Mr. Trevor and Ms. Gardner disclaim beneficial ownership of these shares and warrants except to the extent of their pecuniary interest therein. The business address of each of the foregoing persons and entities above is 399 Park Avenue, 6th Floor, New York, NY 10022.

(6)         Cygnus Asset Holding Ltd. is beneficially owned by Wilson Quintella Filho. The business address of Mr. Quintella is c/o Rua Jesuíno Arruda, 797, room 21, Itaim Bibi, City and State of São Paulo, Brazil

(7)         The principal business address of the directors and executive officers of ESTR is 1830, Presidente Juscelino Kubitschek Avenue, Tower I, 3rd Floor, Itaim Bibi, Citi and State of São Paulo, 04543-900, Brazil.

(8)         Mr. Gruson is the managing member of EcoPower Solutions, LLC. EcoPower Solutions, LLC owns 500,000 ESTR Class B Shares.

(9)         Represents Ordinary Shares beneficially owned by Estre Ambiental Employee SPV, Inc.. Pursuant to the Memorandum and Articles of Association of Estre Ambiental Employee SPV, Inc., employees of ESTR or its subsidiaries, members of the board of directors of ESTR and other ESTR service providers may receive equity in the Estre Ambiental Employee SPV, Inc. that, subject to any vesting and other conditions imposed, will entitle such persons to receive the economic benefit of a ratable portion of the Ordinary Shares held by the Estre Ambiental Employee SPV, Inc. The address of Estre Ambiental Employee SPV, Inc. is c/o PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

Form 20-F Information in Relation to Estre Ambiental, Inc.

The Proxy Statement/Prospectus filed by ESTR with the Securities and Exchange Commission (the “SEC”) on December 8, 2017 (the “Proxy Statement/Prospectus”), as supplemented by the Supplement to the Proxy Statement/Prospectus filed by ESTR with the SEC on December 15, 2017, contain important information in relation to ESTR, including, but not limited to, the information referred to below.

Information on ESTR and its subsidiaries, including information relating to history and development, business, organizational structure and property, plant and equipment is described in the Proxy Statement/Prospectus in the section titled “Business”.

The risk factors related to the business operations are described in the Proxy Statement/Prospectus in the section titled “Risk Factors Relating to Estre”.

The historical financial information for Estre and a review thereof is provided in the Proxy Statement/Prospectus in the sections titled “Selected Consolidated Historical Financial Data of Estre” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. The following historical consolidated financial statements of Estre are included in the Proxy Statement/Prospectus: the Unaudited Interim Condensed Consolidated Financial Statements For the Period Ended June 30, 2017 and the Consolidated Financial Statements For the Years Ended December 31, 2016, 2015 and 2014. The Supplement contains unaudited pro forma financial information relating to the Transaction (subject to the assumptions set out therein) in the section titled “Unaudited Condensed Combined Pro Forma Financial Information” and comparative per share data in the section titled “Comparative Per Share Data”.

The directors and executive officers of Estre are described in the section titled “ESTR Management After the Business” in the Proxy Statement/Prospectus, as amended by the information set forth above under “Directors and Executive Officers”.

Disclosure in relation to the executive compensation of Estre is set forth in the sections titled “Estre Executive Compensation” in the Proxy Statement/Prospectus.

Disclosure in relation to related party transactions is set forth in the sections titled “Business—Transactions with Related Parties” of the Proxy Statement/Prospectus.

Disclosure in relation to legal and administrative proceedings and investigations is set forth in the section titled “Business—Legal and Administrative Proceedings and Investigations” in the Proxy Statement/ Prospectus.

Disclosure in relation to the share capital, the amended and restated memorandum and articles of association of ESTR and indemnification of directors and executive officers and limitation of liability is set forth in the sections titled “Description of ESTR Share Capital” of the Proxy Statement/Prospectus.

Exhibits

Exhibit No.	Description

1

Business Combination Agreement, dated August 15, 2017, by and between Estre USA and Estre (incorporated by reference to Exhibit 2.1 of Estre USA’s Current Report on Form 8-K, filed with the SEC on August 21, 2017).

2

Amended and Restated Business Combination Agreement, dated September 11, 2017, by and among Estre USA, Estre, Newco and Merger Sub. (incorporated by reference to Exhibit 2.1 of Estre USA’s Current Report on Form 8-K, filed with the SEC on September 12, 2017).

3

Amendment No. 1 to the Amended and Restated Business Combination Agreement, dated December 7, 2017, by and among Estre USA, Estre, ESTR and Merger Sub. (incorporated by reference to Exhibit 2.1 of Estre USA’s Current Report on Form 8-K, filed with the SEC on December 8, 2017).

4

Amendment No. 2 to the Amended and Restated Business Combination Agreement, dated December 13, 2017, by and among Estre USA, Estre, ESTR and Merger Sub. (incorporated by reference to Exhibit 2.1 of Estre USA’s Current Report on Form 8-K, filed with the SEC on December 18, 2017).

5

Forfeiture and Waiver Agreement, dated August 15, 2017, as amended on December 7, 2017, by and among Estre USA, Estre and the Sponsor (incorporated by reference to Exhibit 10.1 of Estre USA’s Current Report on Form 8-K, filed with the SEC on December 27, 2017).

6

Exchange and Support Agreement dated December 21, 2017, by and among ESTR, Estre USA and each of the holders of Founder Shares (incorporated by reference to Exhibit 10.2 of Estre USA’s Current Report on Form 8-K, filed with the SEC on December 27, 2017).`

7

Registration Rights and Lock-Up Agreement, dated December 21, 2017, by and among ESTR, the Sponsor and certain other persons and entities which will hold Ordinary Shares upon the Closing pursuant to the terms of the Transaction Agreement (incorporated by reference to Exhibit 10.3 of Estre USA’s Current Report on Form 8-K, filed with the SEC on December 27, 2017).

8

Warrant Amendment dated December 21, 2017, by and among Estre USA, ESTR and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.4 of Estre USA’s Current Report on Form 8-K, filed with the SEC on December 27, 2017).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESTRE AMBIENTAL, INC.

Date: December 28, 2017	By:	/s/ Sergio Pedreiro
Sergio Pedreiro
Chief Executive Officer